SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX

January 15, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Frank Knapp

Shannon Menjivar

Ronald (Ron) E. Alper

Mary Beth Breslin

Re:	Hennessy Capital Investment Corp. VII
Amendment No. 2 to Registration Statement on Form S-1
Filed January 13, 2025
File No. 333-283087

Ladies and Gentlemen:

On behalf of Hennessy Capital Investment Corp. VII (the “Company”), we transmit herewith the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 14, 2025 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Amendment to Form S-1 filed January 13, 2025

Cover Page

1.	Please revise the cover page to include the compensation Mr. Geeza will receive. Refer to Item 1602(a)(3) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Registration Statement accordingly.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

January 15, 2025

Use of Proceeds, page 89

2.	We note that you have included the payments to your Chief Financial Officer and payments for office space, utilities and secretarial and administrative support for only 12 months, although you have up to 24 months to complete an initial business combination. With a view toward revised disclosure in the table, please tell us why you have not included costs assuming you continue for a 24-month period and how you expect to cover those costs if not from proceeds held outside the trust.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the Registration Statement accordingly.

Exhibits

3.	Please file an opinion of counsel in Exhibit 5.1 that does not contain the assumptions on page 2 of the opinion, or tell us why counsel believes they are necessary and appropriate. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19. In addition, file a revised opinion that does not assume the jurisdiction whose laws will govern the units.

Response:	In response to the Staff’s comment, we have filed a revised Exhibit 5.1 opinion of counsel.

* * * * *

January 15, 2025

If you have any questions regarding the foregoing or the Registration Statement, please contact the undersigned at (212) 839-5444.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Daniel J. Hennessy, Hennessy Capital Investment Corp. VII
Jeffrey N. Smith, Sidley Austin LLP
Douglas Ellenoff, Ellenoff Grossman & Schole LLP
Stuart Neuhauser, Ellenoff Grossman & Schole LLP
Simon Raftopoulos, Appleby (Cayman) Ltd.
Alexandra Low, Appleby (Cayman) Ltd.